Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 21 DATED APRIL 16, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, supplement no. 9 dated November 8, 2011, supplement no. 10 dated January 4, 2012, supplement no. 11 dated January 25, 2012, supplement no. 12 dated February 9, 2012 and supplement no. 13 dated February 14, 2012, supplement no. 14 dated February 17, 2012, supplement no. 15 dated March 8, 2012, supplement no. 16 dated March 14, 2012, supplement no. 17 dated March 22, 2012, supplement no. 18 dated April 10, 2012, supplement no. 19 dated April 13, 2012 and supplement no. 20 dated April 16, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the execution of an agreement to purchase a 240-unit apartment complex located on approximately 27.0 acres of land in Greer, South Carolina and the related financing of Legacy Crescent Park.
Probable Real Estate Investment
Legacy Crescent Park
On April 11, 2012, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement with Crescent Apartments, LLC (the "Seller") to purchase an apartment complex, containing 240 apartment units located on approximately 27.0 acres of land in Greer, South Carolina (“Legacy Crescent Park”).  The Seller is not affiliated with us or our advisors. In connection with the purchase and sale agreement, on April 12, 2012, we made a total deposit of $1.0 million under the purchase and sale agreement. Pursuant to the purchase and sale agreement, we would be obligated to purchase Legacy Crescent Park only after satisfaction of agreed upon closing conditions.
There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $1.0 million of earnest money.
The purchase price of Legacy Crescent Park is approximately $20.8 million plus closing costs. We intend to fund the purchase of Legacy Crescent Park with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering.
Legacy Crescent Park is located in the Greenville-Spartanburg market of Greer, South Carolina and consists of 240 apartment units, encompassing 212,820 rentable square feet. Legacy Crescent Park was constructed in 2008 and and is currently 95% occupied. The current aggregate annual effective base rent for the tenants of Legacy Crescent Park is approximately $2.1 million.
The average occupancy rate for Legacy Crescent Park during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	N/A	(1)
2008	13%	(2)
2009	53%	(2)
2010	93%
2011	94%
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(1) Legacy Crescent Park was completed and commenced operations in 2008.
(2) During 2008 and 2009, Legacy Crescent Park was in its lease-up stage, and as a result, occupancy and rental information for 2008 and 2009 does not reflect our expected future operations of the property.

The average effective monthly rental rate per unit for each of the last five years for Legacy Crescent Park was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2007	(1)
2008	625
2009	656
2010	689
2011	730
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(1) Legacy Crescent Park was completed and commenced operations in 2008.
We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
We believe that Legacy Crescent Park is suitable for its intended purpose and adequately insured, and we do not intend to make significant renovations or improvements to Legacy Crescent Park. For the year ended December 31, 2011, Legacy Crescent Park recorded $0.2 million in property tax expense.
Related Financing
Legacy Crescent Park
On April 11, 2012, in anticipation of our acquisition of Legacy Crescent Park, we, through an indirect wholly-owned subsidiary (the “Borrower”), applied for a seven-year $14.6 million mortgage loan (the “Legacy Crescent Park Mortgage Loan”) with Berkeley Point Capital LLC.  On April 13, 2012, the Borrower also entered into an early-rate lock application and secured an interest rate of 3.47%.  In connection with the early-rate lock application, the Borrower submitted a good faith deposit of $291,200, which amount will be refundable upon closing of the loan.  Payments under the Legacy Crescent Park Mortgage Loan will be interest-only for the first year of the loan followed by payments of interest and principal with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity. There can be no assurance that we will close on the Legacy Crescent Park Mortgage Loan.

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